May 21, 2025

Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jenn Do and Kevin Vaughn
VIA EDGAR

Re: Spyre Therapeutics, Inc.
Form 10-K for Fiscal Year Ended December 31, 2024
Filed February 27, 2025
File No. 001-37722
Dear Ms. Do and Mr. Vaughn,
This letter is in response to your letter dated May 9, 2025, regarding Spyre Therapeutics, Inc.’s (the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2024. Your comment from the May 9, 2025 letter is set forth below, followed by our related response.
Form 10-K for the Fiscal Year Ended December 31, 2024
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 81 Results of Operations, page 88
1.We note the discussion of research and development (R&D) expenses, including external and internal components, on page 89. Please revise your disclosure in future filings to provide: (i) a breakout of external R&D expenses by program and functional area or indication, or state that such information cannot be tracked on those bases and the reason(s) therefore; (ii) a breakout of internal costs by function, type or category; and (iii) a discussion of the factor(s) impacting the changes in these disaggregated amounts for the periods presented. We note this information is particularly relevant to investors as your candidates are being evaluated to address multiple indications and given your expectation that you will invest “significant funds” into R&D in order to advance your product candidates through clinical trials (per pages 40 and 42). As part of your response, please provide what this disclosure would have looked like had it been included in your December 31, 2024 Form 10-K.
The Company acknowledges the Staff’s comment. In future filings, including any Form 10-K or Form 10-Q, beginning with the quarter ending June 30, 2025, the Company will revise its disclosure regarding R&D expenses to provide additional disaggregation of external and internal R&D expenses, with discussion of the factor(s) impacting the changes in these disaggregated amounts. The Company plans to disaggregate its R&D expenses into the following categories — Preclinical, IBD, Rheumatology, Legacy Aeglea, Compensation, and Stock-based compensation.
Please see below for the aforementioned disclosure had it been included in the Company’s Form 10-K for the year ended December 31, 2024. In 2023, the Company’s R&D expense was primarily related to its early preclinical activities, including antibody development and nonhuman studies, and also included expenses related to legacy Aeglea Biotherapeutics programs. In 2024, the Company’s R&D expense was related to continued preclinical activities, as well as the preparation and/or execution of its Phase 1 clinical trials of SPY001, SPY002 and SPY003 for the treatment of Inflammatory Bowel Disease (“IBD”), including related manufacturing costs.

As disclosed in the Company’s Current Report on Form 8-K filed on January 13, 2025, the Company is now pursuing an additional indication, rheumatoid arthritis (RA), with SPY002. As a result of this expansion and the potential for future indication expansions in IBD and rheumatology, the Company expects that its R&D expense for the year ended December 31, 2025 will be focused on both IBD indication(s) and rheumatology indication(s), as well as ongoing preclinical activities. For its initial IBD indication, the Company plans to initiate a platform trial, which is designed to study SPY001, SPY002 and SPY003 as monotherapies and in combination with each other as SPY120 (a combination of SPY001 and SPY002), SPY130 (a combination of SPY001 and SPY003) and SPY230 (a combination of SPY002 and SPY003). This platform trial is designed to help the Company determine which monotherapies or combination therapies will continue in future development. This platform trial is expected to comprise a large and growing portion of the Company’s R&D costs in 2025 through 2027. It is not possible to track costs of the trial to the individual monotherapies and combination therapies over time given most of the platform study arms are blinded, which means that the Company is not able to determine which patients are receiving a specific monotherapy or combination therapy. For its initial rheumatology indication, the Company plans to initiate a Phase 2 study in rheumatoid arthritis in 2025. In order to preserve/promote comparability across periods, the Company intends to disclose its external R&D expenses for past and future periods on a disaggregated basis for expenses related to its preclinical activities, IBD indication(s), rheumatology indication(s), and legacy Aeglea Biotherapeutics programs, as applicable.
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The following table summarizes our research and development expenses incurred for the periods presented (in thousands):

	Year Ended December 31,		Dollar Change	% Change
	2024	2023

External research and development expenses:
Preclinical	$62,235	$37,130	$25,105	68%
IBD	64,919	6,017	58,902	979%
Stock-based compensation (1)	14,459	11,328	3,131	28%
Legacy Aeglea assets	(906)	18,187	(19,093)	(105)%
Total external research and development expense	140,707	72,662	68,045	94%

Internal research and development expenses:
Compensation	11,728	6,802	4,926	72%
Stock-based compensation	9,112	2,910	6,202	213%
Other (2)	1,243	7,130	(5,887)	(83)%
Total internal research and development expenses	22,083	16,842	5,241	31%
Total research and development expense	$162,790	$89,504	$73,286	82%

(1) For the years ended December 31, 2024 and 2023, $14.5 million and $11.3 million, respectively, was recognized as stock compensation expense related to the Parapyre Option Obligation.

(2) The year ended December 31, 2023 includes $3.2 million of restructuring expenses consisting of cash severance payments and $2.1 million of impairment losses related to the operating lease right-of-use asset and related leasehold improvements.

External research and development expenses include costs associated with third parties contracted to conduct research and development activities on behalf of the Company, including through Paragon, contract research organizations, contract manufacturing organizations, and third-party laboratories. For the years ended December 31, 2024 and 2023, external research and development costs accounted for $140.7 million and $72.7 million, respectively. Preclinical expenses increased due to antibody development, nonhuman studies, and other preclinical development activities for the Company’s product candidates. IBD expenses increased primarily due to a $43.3 million and $15.6 million increase in manufacturing and clinical development costs, respectively, related to ongoing or planned clinical trials. Stock-based compensation increased due to the higher valuation of the Parapyre Option Obligation in 2024. Expenses associated with Aeglea’s legacy rare disease pipeline decreased year-over-year as those programs were discontinued.
Internal research and development expenses include compensation and related costs associated with our research and development employees, as well as costs associated with the Company's on-premises research laboratory. For the years ended December 31, 2024 and 2023, internal research and development costs accounted for $22.1 million and $16.8 million, respectively. Compensation and stock-based compensation expenses increased primarily due to higher research and development headcount. Other internal research and development expenses decreased primarily due to no restructuring expenses incurred in 2024 compared with $5.3 million of restructuring expenses incurred in 2023 related to legacy Aeglea employee separation and impairment costs.
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We appreciate the Staff’s responsiveness with respect to the Company’s filing and look forward to resolving any concerns the Staff may have. If you have any questions, please contact me at (213) 886-9419 or Melanie E. Neary of Gibson, Dunn & Crutcher LLP at (415) 393-8243.

Sincerely,

/s/ Scott Burrows
Scott Burrows
Chief Financial Officer

cc: Heidy King-Jones, Spyre Therapeutics, Inc. (via electronic mail)
Melanie E. Neary, Gibson, Dunn & Crutcher LLP (via electronic mail)